NEWS RELEASE

BRIGHTSTAR LOTTERY PLC REPORTS
THIRD QUARTER 2025 RESULTS

•Third quarter revenue grew 7% to $629 million, primarily driven by 7.9% same-store sales growth reflecting strength across jurisdictions and game types

•Income from continuing operations of $95 million

•Adjusted EBITDA of $294 million increased 11%, on high profit flow-through of strong same-store sales growth and expense recoveries

•Returned $978 million to shareholders in YTD period; announced 10% increase in Q4'25 dividend to $0.22 per share

•Introducing medium-term targets including 2028 revenue of $2.75 billion and Adjusted EBITDA of $1.3 billion

LONDON – November 4, 2025 – Brightstar Lottery PLC (NYSE:BRSL) (“Brightstar” or the "Company") today reported financial results for the third quarter ended September 30, 2025. Today, at 8:00 a.m. EST, management will host a conference call and webcast to present the results; access details are provided below.

“We achieved many milestones in Q3: closing the IGT Gaming sale for $4 billion in cash, executing our shareholder return plans, and completing the refocusing of the Company as a lottery pure play,” said Vince Sadusky, CEO of Brightstar. “The better-than-expected Q3 revenue and profit results reflect a significant acceleration of same-store sales across all geographies. For nearly 50 years, our innovative products and services have helped our customers excel. The 2028 financial targets we are introducing today reflect a stronger organic growth profile that we believe will drive compelling, incremental value over the next few years.”

“With $1.6 billion of cash and cash equivalents and net debt leverage of 2.3x at the end of Q3, we are well-positioned to execute on our strategic objectives,” said Max Chiara, CFO of Brightstar. “As we released our mid-term targets, we expect to generate over $7 billion in gross cash in the 2025-2028 period, mostly allocated to funding organic growth, with $1.7 billion expected to be returned to shareholders over the same timeframe.”

Overview of Consolidated Third Quarter 2025 Results

	Quarter Ended		Y/Y Change	Constant Currency Change
All amounts from continuing operations	September 30,
	2025	2024
($ in millions, except per share data)
GAAP Financials:
Revenue	629	587	7%	5%

Income (loss) from continuing operations	95	(46)	NA
Income (loss) from continuing operations margin	15.0%	(7.8)%

Earnings per share - diluted	$0.29	$(0.39)	NA

Net cash (used in) provided by operating activities	(439)	173	NA
Q3'25 cash from operations of $140M net of Italy Lotto upfront license fee

Cash and cash equivalents	1,599	501	219%

Non-GAAP Financial Measures:
Adjusted EBIT	185	162	14%	10%
Adjusted EBIT margin	29.5%	27.7%

Adjusted EBITDA	294	264	11%	7%
Adjusted EBITDA margin	46.7%	44.9%

Adjusted earnings per share - diluted	$0.36	$(0.02)	NA

Free cash flow	(504)	144	NA

Net debt	2,572	5,156	(50)%

Note: Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures, and other disclosures regarding non-GAAP financial measures, are provided at the end of this news release

Third Quarter 2025 Financial Highlights
Third quarter revenue of $629 million, up 7% from $587 million in the prior year, primarily driven by:
•Instant ticket and draw same-store sales increased 3.9%, with growth across geographies and game types, primarily driven by a 6.1% increase in Italy and a 1.6% increase in the U.S.
•Higher U.S. multi-state jackpot revenue propelled by a $1.8 billion Powerball jackpot
•Benefit from foreign currency translation
•Increased terminal sales, partially offset by non-wager based service revenue related to European contracts in the prior year and U.K. service contract transition

Income from continuing operations was $95 million compared to loss from continuing operations of $46 million in the prior-year period, primarily resulting from:
•Higher gross profit coupled with general & administrative expense recoveries
•Foreign exchange gain versus foreign exchange loss in the prior year, primarily reflecting the non-cash impact of fluctuations in the EUR/USD exchange rate on debt
•Reduced restructuring charges and provision for income taxes

Adjusted EBITDA increased 11% to $294 million versus $264 million in the prior-year period, mainly due to:
•High profit flow-through of increased wager-based revenue from strong same-store sales and jackpot activity
•Lower costs associated with the execution of the OPtiMa efficiency plan and certain expense recoveries, partially offset by inflationary cost increases
•Benefit from foreign currency translation
•Partially offset by flow-through of non-wager based service revenue related to European contracts in the prior year and U.K. service contract transition

Diluted income per share from continuing operations was $0.29 compared to diluted loss per share from continuing operations of $0.39 in the prior year. Adjusted diluted earnings per share from continuing operations was $0.36 compared to adjusted diluted loss per share from continuing operations of $0.02 in the prior year, primarily driven by higher income from continuing operations.

YTD 2025 Financial Highlights
Year-to-date revenue of $1.84 billion versus $1.86 billion in the prior-year period, primarily due to increased instant ticket and draw same-store sales, which were more than offset by higher LMA incentives in the prior year.

Income from continuing operations was $43 million compared to $154 million in the prior year period, primarily driven by:
•Foreign exchange loss versus foreign exchange gain in the prior year, primarily reflecting the non-cash impact of fluctuations in the EUR/USD exchange rate on debt
•Higher gross profit in the prior year
•Partially offset by improvements in restructuring charges and provision for income taxes

Adjusted EBITDA of $818 million compares to $880 million in the prior year, primarily resulting from:
•High profit flow-through from LMA incentives in the prior year
•Beneficial product sales mix in the prior year
•Incremental investments to drive sustainable long-term growth in the current year
•Partially offset by positive foreign currency translation, general & administrative cost recoveries, and OPtiMa savings

Diluted loss per share from continuing operations was $0.31 compared to diluted earnings per share from continuing operations of $0.17 in the prior year. Adjusted diluted earnings per share from continuing operations of $0.55 compared to $0.46 in the prior year primarily driven by reductions in net interest, income tax, and general & administrative expenses, partially offset by higher gross profit in the prior year.

Net debt was $2.6 billion compared to $4.8 billion at December 31, 2024. The decrease was primarily driven by approximately $2 billion in proceeds from the sale of IGT Gaming allocated to debt reduction. Net debt leverage was 2.3x.

Cash and Liquidity Update
Total liquidity was $3.2 billion as of September 30, 2025 with $1.6 billion in unrestricted cash and $1.6 billion in additional borrowing capacity from undrawn credit facilities; ample liquidity in advance of upcoming Italy Lotto upfront license fee payments.

Other Developments
On July 1, 2025, completed sale of IGT Gaming business for approximately $4 billion of net cash proceeds.
•$3.00 per share special cash dividend distribution to shareholders on July 29, 2025
•Launched $250 million accelerated share repurchase on July 29, 2025, as part of $500 million share repurchase authorization

The Company's Board of Directors declared a quarterly cash dividend of $0.22 per common share, representing a 10% increase over historical levels, with a record date of November 18, 2025 and a payment date of December 2, 2025.

For U.S. income tax purposes, dividends paid in 2025 are expected to be classified as a non-taxable return of capital to the extent of a shareholder’s basis in its shares, and thereafter as capital gain. For further information, see the Form 6-K which will be filed later today with the SEC, which is available on the SEC's website at www.sec.gov and on the investor relations section of the Company's website at www.brightstarlottery.com.

Financial Outlook
Reaffirming FY’25 revenue and profit outlook:
•Revenue of approximately $2.5 billion
•Adjusted EBITDA of approximately $1.1 billion
•Net cash used in operating activities of approximately $220 million; upgrading cash from operations to approximately $700 million from approximately $645 million excluding Lotto upfront license fee
•Capital expenditures of approximately $340 million, an approximate $110 million decrease from the estimate at the beginning of the year, primarily related to timing shifts

Introducing medium-term targets:
•2028 revenue of $2.75 billion reflects an accelerated, over 5% organic CAGR, led by continued core business growth and incremental expansion from iLottery in the U.S. and Italy B2C initiatives
•2028 Adjusted EBITDA of $1.3 billion reflects a more than 6% CAGR as revenue growth is enhanced by OPtiMa savings and other efficiency initiatives
•Average annual capital expenditures of approximately $400 million for 2025 – 2028 reflecting peak contract renewal cycle; moderates to approximately $200 - $225 million post peak cycle
•Over $400 million in annual free cash flow before upfront license fees but after minority distributions and peak capital expenditure investment cycle; implies low-to-mid teens free cash flow yield at current share price

Earnings Conference Call and Webcast
November 4, 2025, at 8:00 a.m. EST

To register to participate in the conference call, or to listen to the live audio webcast, please visit the "Events Calendar" on Brightstar’s Investor Relations website at www.brightstarlottery.com. A replay will be available on the website following the live event.

Comparability of Results
All figures presented in this news release are prepared under U.S. GAAP, unless noted otherwise. Amounts reported in millions are computed based on amounts in thousands. As a result, the sum of the components may not equal the total amount reported in millions due to rounding. Certain columns and rows within tables may not add due to the use of rounded numbers. Percentages and earnings per share amounts presented are calculated from the underlying unrounded amounts.

About Brightstar Lottery PLC
Brightstar Lottery PLC (NYSE:BRSL) is an innovative, forward-thinking global leader in lottery that builds on our renowned expertise in delivering secure technology and producing reliable, comprehensive solutions for our customers. As a premier pure play global lottery company, our best-in-class lottery operations, retail and digital solutions, and award-winning lottery games enable our customers to achieve their goals, entertain players, and distribute meaningful benefits to communities. Brightstar has a well-established local presence and is a trusted partner to governments and regulators around the world, creating value by adhering to the highest standards of service, integrity, and responsibility. Brightstar has approximately 6,000 employees. For more information, please visit www.brightstarlottery.com.

Cautionary Statement Regarding Forward-Looking Statements
This news release and the Company's earnings call include forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning the Company and other matters. These statements may discuss goals, intentions, and expectations as to future plans and strategies, expected growth, transactions, trends, events, products and services, dividends and their classification for U.S. income tax purposes, results of operations, and/or financial condition or measures, including our expectations on future revenue, income from continuing operations, Adjusted EBITDA, cash from and used in operations, capital expenditures, cash to be returned to shareholders, FY'25 EUR/USD assumption, share repurchases, and any other future financial and operational performance, including 2028 revenue, profit, free cash flow and capital expenditure targets, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall," “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” "outlook," “possible,” “potential,” “predict,” “project,” "target" or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) macroeconomic, regulatory and political uncertainty, including as a result of new or increased tariffs, trade wars, and other restrictions on trade between or among countries in which the Company operates, and related changes in discretionary consumer spending and behavior, fluctuations in foreign currency exchange rates, changes in prevailing interest rates, changing inflation rates, impacts from increased U.S. national deficits, financial market volatility and the other factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2024 and other documents filed or furnished from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.brightstarlottery.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that may affect the Company’s business, including management's discussion and analysis of potential or actual impacts to operations and financial performance. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of Brightstar Lottery PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of Brightstar Lottery PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to Brightstar Lottery PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

Non-GAAP Financial Measures
Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to, nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly filed reports in their entirety and not to rely on any single financial measure.

Adjusted EBIT represents net income (loss) from continuing operations (a GAAP measure) before income taxes, interest expense, net, foreign exchange gain (loss), net, other expenses (e.g., gains/losses on extinguishment and modifications of debt, etc.), net, impairment losses, restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. Management believes that Adjusted EBIT is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance.

Adjusted EBIT margin represents Adjusted EBIT divided by revenue.

Adjusted EBITDA represents net income (loss) from continuing operations (a GAAP measure) before income taxes, interest expense, net, foreign exchange gain (loss), net, other expenses (e.g., gains/losses on extinguishment and modifications of debt, etc.), net, depreciation, impairment losses, amortization (service revenue, purchase accounting, and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. Management believes that Adjusted EBITDA is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance.

Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue.

Adjusted EPS represents diluted earnings per share (a GAAP measure), excluding the effects of foreign exchange, impairments, amortization from purchase accounting, discrete tax items, and other significant non-recurring adjustments that are not reflective of on-going operational activities (e.g., gains/losses on sale of business, gains/losses on extinguishment and modifications of debt, etc.). Adjusted EPS is calculated using diluted weighted-average number of shares outstanding, including the impact of any potentially dilutive common stock equivalents that are anti-dilutive to GAAP net income (loss) per share but dilutive to Adjusted EPS. Management believes that Adjusted EPS is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance.

Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long-term obligations plus short-term borrowings) minus capitalized debt issuance costs and cash and cash equivalents, including cash and cash equivalents classified as held for sale. Cash and cash equivalents, including cash and cash equivalents held for sale, are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet.

Net debt leverage is a non-GAAP financial measure that represents the ratio of Net debt as of a particular balance sheet date to Adjusted EBITDA for the last twelve months prior to such date. Management believes that net debt leverage is a useful measure to assess Brightstar's financial strength and ability to incur incremental indebtedness when making key investment decisions.

Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing Brightstar’s ability to fund its activities, including debt service and distribution of earnings to shareholders.

Constant currency is a non-GAAP adjustment to certain financial measures that expresses current financial data using the prior-year/period exchange rate (i.e., the exchange rate used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates.

A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures.

The Company provides guidance of select information related to its financial and operating performance, and such measures may differ from year to year. The guidance is only an estimate of what the Company believes is realizable as of the date of this release. Actual results may vary from the guidance and the variations may be material. The Company undertakes no intent or obligation to publicly update or revise any of these projections, whether as a result of new information, future events or otherwise, except as required by law.

A reconciliation of the Company's forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measure cannot be provided without unreasonable effort. This is due to the inherent difficulty of accurately forecasting the occurrence and financial impact of the adjusting items necessary for such a reconciliation to be prepared, for example, the provision for income taxes or net foreign exchange gain/loss, as such items have not yet occurred, are out of the Company's control, or cannot be reasonably predicted.

Contact
Mike DeAngelis, Corporate Communications, +1 (401) 392-1000, mike.deangelis@brightstarlottery.com
Matteo Selva, Italian media inquiries, +39 366 6803635
James Hurley, Investor Relations, +1 (401) 392-7190

Select Performance and KPI data ($ in millions, unless otherwise noted)

					Constant
	Q3'25		Q3'24	Y/Y	Currency
Revenue				Change	Change(1)
Service
Instant ticket & draw wager-based revenue	512		477	7%	4%
U.S. multi-state jackpot wager-based revenue	36		21	74%	74%
Upfront license fee amortization	(53)		(51)	(5)%	—%
Other	109		119	(8)%	(9)%
Total service revenue	604		566	7%	4%

Product sales	25		20	24%	22%
Total revenue	629		587	7%	5%

Income (loss) from continuing operations	95		(46)	NA
Adjusted EBITDA(1)	294		264	11%	7%

Same-store sales growth (%) at constant currency (wager-based growth) (2)
Global
Instant ticket & draw games	3.9%	(3)	1.0%
U.S. multi-state jackpots	69.2%		(55.2%)
Total	7.9%		(5.8%)

U.S.
Instant ticket & draw games	1.6%		0.2%
U.S. multi-state jackpots	69.2%		(55.2%)
Total	7.7%		(9.8%)

Italy
Instant ticket & draw games	6.1%	(3)	2.7%

Rest of world
Instant ticket & draw games	14.3%		1.9%

(1) Non-GAAP measure; see disclaimer on page 6 and reconciliations to the most directly comparable GAAP measure in Appendix for further details
(2) Same-store sales represents the change in wagers recorded in lottery jurisdictions where Brightstar is the operator or facilities management supplier, using the same lottery jurisdictions and perimeter for comparisons between periods

(3) Instant ticket & draw game same-store sales normalized for a like number of Italy Lotto draws were 3.7% on a global basis and 5.3% in Italy

				Constant
	Q3'25	Q3'24	Y/Y	Currency
			Change	Change(1)

Same-store revenue growth (%) at constant currency (Same-store sales inclusive of contract mix) (2)
Global
Instant ticket & draw games	5.6%	0.6%
U.S. multi-state jackpots	73.6%	(56.2)%
Total	8.5%	(4.6)%

U.S.
Instant ticket & draw games	3.5%	(0.6)%
U.S. multi-state jackpots	73.6%	(56.2)%
Total	10.7%	(12.1)%

Italy
Instant ticket & draw games	5.9%	1.7%

Rest of world
Instant ticket & draw games	14.1%	(0.6)%

Revenue (by geography)
U.S. & Canada	304	284	7%	7%
Italy	257	228	12%	7%
Rest of world	69	75	(7)%	(10)%
Total revenue	629	587	7%	5%

(1) Non-GAAP measure; see disclaimer on page 6 and reconciliations to the most directly comparable GAAP measure in Appendix for further details
(2) Same-store revenue represents the change in same-store sales net of contract mix

Brightstar Lottery PLC
Condensed Consolidated Statements of Operations
($ and shares in millions, except per share amounts)
Unaudited

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
Service revenue (includes amortization of upfront license fees)	604	566	1,750	1,771
Product sales	25	20	93	89
Total revenue	629	587	1,843	1,861

Cost of services (excluding Depreciation and amortization)	276	261	819	795
Cost of product sales (excluding Depreciation and amortization)	31	22	86	67
General and administrative	44	61	164	178
Research and development	11	12	33	33
Sales and marketing	29	30	92	89
Depreciation and amortization	55	51	163	151
Restructuring	—	38	21	39
Interest expense, net	36	53	130	160
Foreign exchange loss, net	1	39	132	23
Other expense, net	12	4	23	12

Income from continuing operations before provision for income taxes	134	15	180	315
Provision for income taxes	40	61	137	161
Income (loss) from continuing operations	95	(46)	43	154
(Loss) income from discontinued operations, net of tax	(16)	88	75	101
Gain on sale of discontinued operations, net of tax	77	—	77	—
Income from discontinued operations	60	88	152	101
Net income	155	43	195	256

Less: Net income attributable to non-controlling interests from continuing operations	38	34	105	120
Less: Net income attributable to non-controlling interests from discontinued operations	—	1	4	5
Net income attributable to Brightstar Lottery PLC	117	7	86	130

Net income (loss) from continuing operations attributable to Brightstar Lottery PLC per common share - basic	0.29	(0.39)	(0.31)	0.17
Net income (loss) from continuing operations attributable to Brightstar Lottery PLC per common share - diluted	0.29	(0.39)	(0.31)	0.17
Net income attributable to Brightstar Lottery PLC per common share - basic	0.60	0.04	0.43	0.65
Net income attributable to Brightstar Lottery PLC per common share - diluted	0.60	0.04	0.43	0.64
Weighted-average shares - basic	195	202	200	201
Weighted-average shares - diluted	196	202	200	203

Brightstar Lottery PLC
Condensed Consolidated Balance Sheets
($ in millions)
Unaudited

	September 30,	December 31,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	1,599	584
Restricted cash and cash equivalents	97	120
Trade and other receivables, net	514	468
Inventories, net	115	113
Other current assets	191	114
Assets held for sale	—	4,765
Total current assets	2,516	6,165
Systems, equipment and other assets related to contracts, net	636	581
Property, plant and equipment, net	88	85
Operating lease right-of-use assets	95	102
Goodwill	2,707	2,650
Intangible assets, net	104	89
Other non-current assets	3,142	606
Total non-current assets	6,771	4,113
Total assets	9,288	10,278

Liabilities and shareholders' equity

Liabilities
Current liabilities:
Accounts payable	758	718
Current portion of long-term debt	117	208
Payable to ADM	2,031	—
Other current liabilities	514	619
Liabilities held for sale	—	1,142
Total current liabilities	3,420	2,687
Long-term debt, less current portion	4,064	5,153
Deferred income taxes	232	170
Operating lease liabilities	75	83
Other non-current liabilities	143	125
Total non-current liabilities	4,513	5,530
Total liabilities	7,934	8,217

Shareholders' Equity
Brightstar Lottery PLC’s shareholders’ equity	871	1,652
Non-controlling interests	483	409
Total shareholders’ equity	1,354	2,061
Total liabilities and shareholders’ equity	9,288	10,278

Brightstar Lottery PLC
Condensed Consolidated Statements of Cash Flows
($ in millions)
Unaudited
	For the three months ended		For the nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
Cash flows from operating activities
Net income	155	43	195	256
Less: Income from discontinued operations, net of tax	60	88	152	101
Adjustments to reconcile net income to net cash (used in) provided by operating activities from continuing operations:
Amortization of upfront license fees	53	51	154	150
Depreciation	45	42	135	127
Amortization	10	8	28	24
Stock-based compensation	3	12	15	31
Foreign exchange loss, net	1	39	132	23
Other non-cash items, net	41	(19)	33	(3)
Changes in operating assets and liabilities, excluding the effects of dispositions:
Trade and other receivables	(82)	(8)	(4)	11
Inventories	2	(6)	(4)	(12)
Accounts payable	87	87	11	18
Accrued interest payable	(32)	(34)	(25)	(44)
Accrued income taxes	(80)	(6)	9	3
Italian Lotto License payment	(579)	—	(579)	—
Other assets and liabilities	(2)	52	47	7
Net cash (used in) provided by operating activities from continuing operations	(439)	173	(6)	489
Net cash (used in) provided by operating activities from discontinued operations	(7)	87	94	235
Net cash (used in) provided by operating activities	(446)	260	88	724

Cash flows from investing activities
Capital expenditures	(65)	(30)	(239)	(104)
Other	—	2	—	1
Net cash used in investing activities from continuing operations	(64)	(27)	(240)	(103)
Net cash provided by (used in) investing activities from discontinued operations	3,953	(62)	3,868	(166)
Net cash provided by (used in) investing activities	3,889	(90)	3,629	(270)

Cash flows from financing activities
Proceeds from long-term debt	—	556	1,112	556
Net (payments on) receipts from financial liabilities	(1)	12	(82)	(52)
Payments of debt issuance costs	(2)	(2)	(11)	(3)
Net repayments of Revolving Credit Facilities	(410)	(82)	(515)	(119)
Principal payments on long-term debt	(1,978)	(500)	(2,186)	(500)
Repurchases of common stock	(251)	—	(251)	—
Dividends paid	(647)	(40)	(728)	(121)
Dividends paid - non-controlling interests	—	—	(163)	(159)
Return of capital - non-controlling interests	(10)	(10)	(57)	(55)
Capital increase - non-controlling interests	—	—	178	2
Other	33	12	18	(16)
Net cash used in financing activities from continuing operations	(3,268)	(54)	(2,686)	(467)
Net cash used in financing activities from discontinued operations	—	(19)	(143)	(39)
Net cash used in financing activities	(3,268)	(73)	(2,829)	(505)

Net increase (decrease) in cash and cash equivalents and restricted cash and cash equivalents	175	98	888	(51)
Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	(25)	17	33	(14)
Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period	1,546	559	775	739
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period	1,696	674	1,696	674
Less: Cash and cash equivalents and restricted cash and cash equivalents of discontinued operations	—	71	—	71
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period of continuing operations	1,696	604	1,696	604

Supplemental disclosures of cash flow information for continuing operations:
Interest paid	82	87	171	204
Income taxes paid	87	87	119	169

Brightstar Lottery PLC
Net Debt
($ in millions)
Unaudited

	September 30,	December 31,
	2025	2024
4.125% Senior Secured U.S. Dollar Notes due April 2026	—	748
3.500% Senior Secured Euro Notes due June 2026	—	777
6.250% Senior Secured U.S. Dollar Notes due January 2027	749	748
2.375% Senior Secured Euro Notes due April 2028	585	517
5.250% Senior Secured U.S. Dollar Notes due January 2029	747	746
4.250% Senior Secured Euro Notes due March 2030	581	513
Senior Secured Notes	2,661	4,050

Euro Term Loan Facilities due January 2027	234	619
Euro Term Loan Facilities due September 2030	1,168	—
Revolving Credit Facility A due July 2027	—	157
Revolving Credit Facility B due July 2027	—	328
Long-term debt, less current portion	4,064	5,153

Euro Term Loan Facilities due January 2027	117	208
Current portion of long-term debt	117	208

Total debt	4,181	5,361

Less: Cash and cash equivalents	1,599	584
Less: Debt issuance costs, net - Revolving Credit Facility A due July 2027	5	—
Less: Debt issuance costs, net - Revolving Credit Facility B due July 2027	5	—
Net debt	2,572	4,777

Note: Net debt is a non-GAAP financial measure

Brightstar Lottery PLC
Reconciliation of Non-GAAP Financial Measures
(Unaudited, $ in millions)

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
Income (loss) from continuing operations	95	(46)	43	154
Provision for income taxes	40	61	137	161
Interest expense, net	36	53	130	160
Foreign exchange loss, net	1	39	132	23
Restructuring	—	38	21	39
Stock-based compensation	3	12	15	31
Other expense, net	12	4	23	12
Adjusted EBIT	185	162	500	580

Income (loss) from continuing operations	95	(46)	43	154
Provision for income taxes	40	61	137	161
Interest expense, net	36	53	130	160
Foreign exchange loss, net	1	39	132	23
Depreciation	45	42	135	127
Amortization - service revenue (1)	53	51	154	150
Amortization - non-purchase accounting	8	6	21	17
Amortization - purchase accounting	2	2	7	7
Restructuring	—	38	21	39
Stock-based compensation	3	12	15	31
Other expense, net	12	4	23	12
Adjusted EBITDA	294	264	818	880
(1) Includes amortization of upfront license fees

Cash flows from operating activities - continuing operations	(439)	173	(6)	489
Capital expenditures	(65)	(30)	(239)	(104)
Free Cash Flow	(504)	144	(245)	385

Brightstar Lottery PLC
Reconciliation of Non-GAAP Financial Measures
(Unaudited)

	For the three months ended September 30,								For the nine months ended September 30,
	2025				2024				2025				2024
	Pre-Tax Impact	Tax Impact (1)	Net Impact		Pre-Tax Impact	Tax Impact (1)	Net Impact		Pre-Tax Impact	Tax Impact (1)	Net Impact		Pre-Tax Impact	Tax Impact (1)	Net Impact
Reported EPS from continuing operations attributable to Brightstar Lottery PLC - diluted			0.29				(0.39)				(0.31)				0.17

Adjustments:
Foreign exchange loss, net	—	—	0.01		0.19	(0.03)	0.22		0.66	(0.03)	0.69		0.11	—	0.11
Amortization - purchase accounting	0.01	—	0.01		0.01	—	0.01		0.03	—	0.03		0.03	0.01	0.03
Loss on extinguishment and modifications of debt, net	0.04	—	0.04		—	—	—		0.04	—	0.04		—	—	—
Restructuring	—	—	—		0.19	0.06	0.13		0.10	0.03	0.08		0.19	0.06	0.13
Other (non-recurring adjustments)	0.01	—	0.01		0.01	—	0.01		0.04	0.01	0.03		0.02	—	0.02
Net adjustments			0.07				0.38				0.86				0.29
Adjusted EPS from continuing operations attributable to Brightstar Lottery PLC - diluted			0.36				(0.02)				0.55				0.46

Reported effective tax rate			29.6%				394.3%				76.1%				51.0%
Adjusted effective tax rate			26.7%				68.9%				38.9%				45.1%
Adjusted EPS weighted average shares outstanding (in millions)			196	(2)			202	(3)			201	(2)			203	(2)

(1) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction
(2) Includes the dilutive impact of share-based payment awards
(3) Excludes the anti-dilutive impact of share-based payment awards

Recast Historical Financial Information

Recast data reflects the streamlined presentation of Brightstar's condensed consolidated statements of operations with no effect on previously reported total revenues, income from continuing operations, or net income.

Brightstar Lottery PLC
Condensed Consolidated Statements of Operations
($ and shares in millions, except per share amounts)
Unaudited

	For the three months ended		For the three months ended				For the year ended
	2025		2024				2023
	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,
Service revenue (includes amortization of upfront license fees)	588	557	591	566	586	619	2,358
Product sales	42	26	60	20	27	42	171
Total revenue	631	583	651	587	613	661	2,529

Cost of services (excluding Depreciation and amortization)	279	262	273	261	265	269	1,048
Cost of product sales (excluding Depreciation and amortization)	34	20	44	22	20	24	105
General and administrative	60	63	57	61	56	60	252
Research and development	11	11	10	12	11	11	36
Sales and marketing	30	32	34	30	29	29	107
Depreciation and amortization	54	54	52	51	51	49	215
Restructuring	21	—	—	38	—	—	13
Interest expense, net	49	46	46	53	53	53	207
Foreign exchange (gain) loss, net	99	33	(75)	39	(4)	(11)	44
Other expense, net	5	6	4	4	4	4	13
(Loss) income from continuing operations before provision for income taxes	(10)	56	206	15	127	173	488
Provision for income taxes	50	48	89	61	43	57	223
(Loss) income from continuing operations	(60)	8	116	(46)	84	116	265
Income from discontinued operations, net of tax	40	52	136	88	—	13	43
Net (loss) income	(20)	60	253	43	85	128	307
Less: Net income attributable to non-controlling interests from continuing operations	36	31	34	34	41	45	149
Less: Net income attributable to non-controlling interests from discontinued operations	2	2	1	1	2	2	2
Net (loss) income attributable to Brightstar Lottery PLC	(58)	27	217	7	42	82	156

Net (loss) income from continuing operations attributable to Brightstar Lottery PLC per common share - basic	(0.47)	(0.11)	0.41	(0.39)	0.21	0.35	0.58
Net (loss) income from continuing operations attributable to Brightstar Lottery PLC per common share - diluted	(0.47)	(0.11)	0.40	(0.39)	0.21	0.35	0.57
Net (loss) income attributable to Brightstar Lottery PLC per common share - basic	(0.29)	0.13	1.08	0.04	0.21	0.41	0.78
Net (loss) income attributable to Brightstar Lottery PLC per common share - diluted	(0.29)	0.13	1.07	0.04	0.21	0.40	0.77
Weighted-average shares - basic	203	202	202	202	201	200	200
Weighted-average shares - diluted	203	202	204	202	203	203	203